Exhibit (a)(8)

[Email dated August 20, 2002]

Dear Actuate employees:

As you are probably aware, the deadline for electing to participate in, or for modifying or rescinding your election to participate in, the Actuate Stock Option Exchange Program is 5:00 p.m. PDT on August 30, 2002 (unless this deadline is extended by Actuate prior to that time). After the deadline, your election to participate in the program will be irrevocable.

Attached is revised information regarding the Actuate Stock Option Exchange Program and a revised form of Transmittal Letter, which you should consider in deciding whether to participate in (or modify or rescind your participation in) the Actuate Stock Option Exchange Program. Actuate has revised the information as summarized below:

Actuate has revised the first sentence to clarify that it is seeking only those options with an exercise price of $5.00 or more.

Actuate has provided a more specific date on which Actuate expects to make the replacement grants. If the cancellation date is August 30, 2002, then replacement grants will be made within the first week of March 2003.

Actuate has deleted reference to a black-out period. Following the replacement grant date, Actuate will upload the data regarding the new options into the optionslink on-line trading system by the morning after the grant date to permit immediate trading by optionees who desire to do so.

Actuate has indicated that tax information is available to overseas employees in the form of supplements to the prospectuses under the eligible plans.

Actuate has revised Q&A number 16 to add additional explanation of the Secondary Class I National Insurance Contribution liability for UK optionees.

Actuate has revised the document to provide that the new notice and option agreement will be provided within one week of the replacement grant date. In addition, Actuate will upload the necessary data into the optionslink on-line trading system by the morning after the grant date to permit immediate trading by optionees who desire to do so.

Actuate has revised Q&A number 35 to revise the example and provided an additional example.

Actuate has revised the offer document to indicate that any waiver of an offer condition will apply to all similarly situated options and optionees.

Actuate has given notice that information regarding the tax consequences of option grant and exercise is available in the prospectuses provided to the optionees under the eligible option plans and clarified that optionees are encouraged to consult with their own tax advisors to determine the effect of the applicable taxes on their own personal situations.

Forward-looking statements made in connection with this Offer do not fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Actuate has revised the letter of transmittal so that option holders are not obligated to state that they have read and understood the offer.

Set forth below is a selected summary of our financial information. The selected historical statement of operations data for the years ended December 31, 2001 and 2000 and the selected historical balance sheet data as of December 31, 2001 and 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001 that have been audited by Ernst and Young, LLP, independent public accountants. The selected historical statement of operations data for the six months ended June 30, 2002 and 2001 and the selected historical balance sheet data as of June 30, 2002 and 2001, which are included in our quarterly reports on Form 10-Q for the quarters ended June 30, 2002 and 2001, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

ACTUATE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,		June 30,
	2001	2000	2002	2001
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$34,660	$26,928	$16,273	$34,681
Short-term investments	5,147	—	28,169	—
Accounts receivable, net	28,870	32,991	25,992	31,893
Prepaid and other current assets	4,251	2,630	4,261	4,071

Total current assets	72,928	62,549	74,695	70,645
Property and equipment, net	12,387	10,190	10,656	13,211
Goodwill, net	18,787	16,747	21,123	23,334
Other purchased intangibles, net	11,701	7,446	7,372	13,030
Other assets	1,588	1,390	1,546	1,513

	$117,391	$98,322	$115,392	$121,733

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank loan	$—	$—	$—	$700
Accounts payable	3,621	4,254	5,554	7,133
Accrued compensation	5,976	5,941	4,344	3,637
Other accrued liabilities	11,146	6,584	8,381	9,023
Deferred revenue	23,978	22,108	22,099	22,919
Income tax payable	64	425	—	1,841

Total current liabilities	44,785	39,312	40,378	45,253
Long-term obligations	1,529	2,033	1,361	1,789

Commitments and contingencies

Stockholders’ equity:
Common stock	60	58	61	60
Additional paid-in capital	88,701	67,623	91,447	84,934
Deferred stock compensation	(199)	(81)	(94)	(53)
Accumulated other comprehensive (loss)	(214)	231	(220)	34
Accumulated deficit	(17,271)	(10,854)	(17,541)	(10,284)

Total stockholders’ equity	71,077	56,977	73,653	74,691

	$117,391	$98,322	$115,392	$121,733

ACTUATE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2001	2000	2002	2001
			(unaudited)
Revenues:
License fees	$79,106	$72,286	$30,870	$44,045
Services	45,922	34,978	25,444	24,003

Total revenues	125,028	107,264	56,314	68,048

Costs and expenses:
Cost of license fees	2,305	1,959	1,060	1,160
Cost of services	27,524	20,975	12,674	15,096
Sales and marketing	58,859	48,133	24,940	31,446
Research and development	19,011	14,938	9,815	9,099
General and administrative	10,853	7,015	6,627	4,786
Amortization of goodwill and other intangibles	10,704	7,147	1,993	4,467
Restructuring costs	859	—	—	497

Total costs and expenses	130,115	100,167	57,109	66,551

Income (loss) from operations	(5,087)	7,097	(795)	1,497
Interest and other income, net	1,148	891	362	671

Income (loss) before income taxes	(3,939)	7,988	(433)	2,168
(Provision) benefit for income taxes	(2,478)	(2,589)	163	(1,598)

Net income (loss)	$(6,417)	$5,399	$(270)	$570

Basic net income (loss) per share	$(0.11)	$0.10	$0.00	$0.01

Shares used in basic per share calculation	59,299	56,114	60,443	58,563

Diluted net income (loss) per share	$(0.11)	$0.08	$0.00	$0.01

Shares used in diluted per share calculation	59,299	64,483	60,443	63,286

Our book value per share was $1.21 as of June 30, 2002.